February 29, 2012

Via EDGAR Transmission

Mrs. Linda Cvrkel
Transportation and Leisure Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      GOL Intelligent Airlines Inc.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 8, 2011
File No. 001-32221
Response to Staff Comment Letter dated February 24, 2012

Dear Mrs. Cvrkel:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on February 24, 2012 regarding the Company’s response dated February 17, 2012, concerning the Company’s annual report on Form 20-F filed on April 8, 2011, as amended on September 8, 2011 (the “2010 Form 20-F”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 and 2 and have provided responses immediately below such comments.

SEC Comment No. 1.

Report on Form 6-K filed May 2, 2011
Report on Form 6-K filed May 11, 2011

1)      We note your response to our prior comment number 2 but are still unclear as to your revenue recognition policy with respect to your advanced ticket sales. In this regard, please tell us the period over which advance ticket sales that are not used typically expire and are recognized as revenue.  If this period varies, please tell us the average or typical period over which unused tickets expire and are recognized as revenue.

Response to Comment No. 1.

The Company advises the Staff that advance ticket sales are recorded as deferred revenue. The Company recognizes the deferred revenue as revenue when the transportation is performed or when the ticket expires without being used.

Tickets expire in 12 months from the date of sale. As described in our response to the Staff’s prior comment number 2, the Company recognizes a portion of advance ticket sales as revenue based on historical data relating to the percentage of tickets sold and not used prior to the expiration date (“breakage”). The balance of deferred revenue is then reviewed on a monthly basis based on actual ticket that have expired and adjusted when necessary.

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Mrs. Linda Cvrkel	February 29, 2012

SEC Comment No. 2.

2)      Also, in your response to our prior comment 1 you indicate that the R$56,760 adjustment that was recognized as a result of the implementation of the new system is not material to your September 30, 2011 financial statements and you cannot allocate such amounts to periods prior to 2011.  However, since the adjustment relates to advance ticket sales and industry practice is generally that tickets issued must be used within one year, we continue to believe that the adjustment relates primarily 2010 and should therefore be recorded in your prior period results. Please provide us with a full qualitative and quantitative materiality analysis with regard to the adjustment at December 31, 2010. In this regard, we note from the analysis provided as part of your response that pretax earnings and net income would have changed by approximately 10% and 17%, respectively  during the year ended December 31, 2010 if the adjustment had been made during that period rather than 2011 and such amount appears to be material to your results of operations for 2010.  Your response should address the qualitative and quantitative factors in SAB Topic 1:M with regard to the materiality of the R$56,760 at December 31, 2010.  Alternatively, please revise to reflect this adjustment as the correction of an error in your 2010 financial statements.

Response to Comment No. 2.

We respectfully advise the Staff that our inability to determine the accounting periods to which the accumulated adjustment relates is not based on the validity period of our tickets and the timing of the revenue recognition for advance ticket sales. As stated in our response dated December 22, 2011, the adjustment stems from the fact that the New Skies system was recording interline sales of tickets and mileage redemption according to the amounts set forth in the respective interline agreements but was not recording the performance of the respective services based on the same contractually agreed amount, but rather on spot ticket prices. For example, if the contractual advance ticket sale price under an interline agreement was R$100 and the spot price ticket price for the actual transportation service provided at the time of the service was R$120, the revenue recorded under our old system was R$120, which, in this example would create the need for an adjustment of R$20. The interline agreement price could also exceed the spot ticket price, resulting in the under-recognition of revenue.

As stated in our response dated December 22, 2011, the New Skies system had limitations, which did not enable the Company to analyze historical data. Consequently, the Company is unable to determine whether the difference related to the current or prior periods.

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Mrs. Linda Cvrkel	February 29, 2012

The amount of R$56,760 represents the total adjustment accumulated over time.  The Company increasingly generated revenues from interline agreements starting in 2008, at which time the impact of the limitation inherent in the New Skies system started to become relevant.  In 2010, when this limitation came to the Company´s attention, the Company concluded that the limitation constituted a significant deficiency and took steps to remediate the deficiency in connection with the implementation of the ARACS system. The deficiency was fully remediated in the first quarter of 2011.

Based on above, the Company respectfully disagrees with the Staff’s view that the entire adjustment relates to 2010, and, as stated in our response dated February 17, 2012, the Company believes that pursuant to IAS 8, if material, the restatement would be applied to the January 1, 2011 opening balances. We continue to believe that a 2010 materiality analysis is not applicable to the accounting treatment for this adjustment.  However, as requested by the Staff, we have included certain qualitative and quantitative materiality considerations with regard to this adjustment as follows:

In Exhibit A, in addition to the analysis of the impacts of this adjustment in relation to the year ended December 31, 2010, we have included the same analysis for the years ended December 31, 2009 and 2008 and for the nine-months ended September 30, 2011. As described above, this error principally relates to the years ended December 31, 2010, 2009 and 2008 and cannot be attributed solely to the year ended December 31, 2010. Although measuring the total impact of this adjustment on the results of operations for each year in isolation does not reflect the actual effect of this error had we been able to allocate it to the respective periods, the impact on the years ended December 31, 2009 and 2008 is much less significant in terms of net income before and after taxes.

We have analyzed the qualitative criteria included in SAB Topic 1:M as follows:

•         The adjustment did not mask a change in earnings or trends.

•         The adjustment did not hide a failure to meet analyst’s consensus expectations.

•         The adjustment did not change a loss into income or vice versa.

•         The adjustment did not affect the Company’s compliance with regulatory requirements.

•         The adjustment did not affect the Company’s compliance with loan covenants or other contractual requirements

•         The adjustments had no impact on management’s compensation.

•         The adjustment did not conceal any unlawful transaction.

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Mrs. Linda Cvrkel	February 29, 2012

As described above, we respectfully request that the Staff consider the fact that this error does not solely relate to the year ended December 31, 2010 and, since we are unable to allocate this error to the years ended December 31, 2010, 2009 and 2008, ask the Staff to consider our interpretation of the requirements of IAS 8 under these circumstances.

We acknowledge that:

•         we are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Leonardo Porciúncula Gomes Pereira
Gol Linhas Aéreas Inteligentes S.A.
By: Leonardo Porciúncula Gomes Pereira
Title: Executive Vice President, Chief Financial and Investor Relations Officer

cc: Heather Clark, Division of Corporation Finance
Securities and Exchange Commission
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP

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Mrs. Linda Cvrkel	February 29, 2012

Exhibit A

Materiality Analyses
	9/30/11	12/31/10	12/31/09	12/31/08

Total liabilities	9.632.749	9.063.847	8.720.120	7.131.865
Error impact (*)	0,59%	0,63%	0,65%	0,80%

Shareholder´s equity	1.997.371	2.929.169	2.609.986	2.582.579
Error impact on a net of tax basis (**)	1,88%	1,28%	1,44%	1,45%

Consolidated sales and service revenues	5.249.000	5.109.605	6.025.382	6.406.193
Error impact (*)	1,08%	1,11%	0,94%	0,89%

Net income before taxes	(953.016)	386.496	756.136	(1.195.042)
Error impact (*)	-5,96%	14,69%	7,51%	-4,75%

Net income	(843.269)	214.197	890.832	(1.239.347)
Error impact on a net of tax basis (**)	-4,44%	17,49%	4,21%	-3,02%

(*) Based on the error amount of R$56,760 (before tax).

(**) Based on the error amount of R$37,461 (net of tax basis).

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